UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 29, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **NOTICE OF BENEFICIAL INTEREST IN ANGLOGOLD ASHANTI SECURITIES**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

29 June 2017

NEWS RELEASE

NOTICE OF BENEFICIAL INTEREST IN ANGLOGOLD ASHANTI SECURITIES

In accordance with Section 122(3)(b) of the Companies Act, No 71 of 2008, as amended and paragraph 3.83(b) of the JSE Limited Listings Requirements, AngloGold Ashanti shareholders are advised that the Company has received formal notification from BlackRock, Inc. ("BlackRock") that it has acquired a beneficial interest in the securities of the Company. Accordingly, BlackRock's total beneficial interest in AngloGold Ashanti's securities now amounts to 10.08% of the issued ordinary share capital of the Company.

BlackRock notified the Company on 12 June 2017 that it has disposed of a 0.09% beneficial interest in the securities of the Company. Prior to these transactions BlackRock held 10.00% of the issued ordinary share capital of the Company which was announced on 8 June 2017.

29 June 2017

Ends

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

<u>**Contacts**</u>

<u>*Media*</u>

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Chris Nthite	+27-83-301-2481	cnthite@anglogoldashanti.com

<u>*Investors*</u>

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 29, 2017

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance